



Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

82-2994

1 May 2003

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

ANNUAL GENERAL MEETING

In accordance with ASX Listing Rule 3.13.2 Coca-Cola Amatil Limited (CCA) announces that the following resolutions were passed by shareholders at its Annual General Meeting today:

1. **Resolution 1: Accounts**

   As an ordinary resolution, the accounts for the year ended 31 December 2002 and the reports of the Directors and Auditors were received and considered.

2. **Resolution 2: Election of Directors**

   As ordinary resolutions, Mr D.M. Gonski, Mr M.K. Ward and Mr H.A. Schimberg were re-elected as Directors.

3. **Resolution 3: Participation of Executive Directors in the Long Term Incentive Share Plan**

   As an ordinary resolution:

   "That the Directors be permitted to:

   (a) invite Mr T.J. Davis to participate in the Coca-Cola Amatil Limited Long Term Incentive Share Plan by offering him rights to acquire up to 274,750 fully paid ordinary shares in Company; and

   (b) invite Mr M.F. Ihlein to participate in the Coca-Cola Amatil Limited Long Term Incentive Share Plan by offering him rights to acquire up to 110,000 fully paid ordinary shares in the Company,

   in the manner set out in the Explanatory Notes to this Notice of Meeting".

dlw 5/29

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA


COCA-COLA CCA AMATIL

Proxies

In accordance with s251AA of the Corporations Law, all resolutions were passed on a show of hands and proxy votes were received as follows:

Resolution	For	Open	Against	Abstain
1.	424,497,459	6,789,945	49,611	801,466
2. (D. Gonski)	422,699,631	6,846,210	1,864,891	727,749
2. (M. Ward)	421,944,234	6,807,119	3,201,288	755,592
2. (H. Schimberg)	421,366,977	6,859,709	2,892,944	1,018,851
3.	410,646,272	6,051,408	12,553,277	2,209,502

Yours faithfully,

D.A. WYLIE
COMPANY SECRETARY